Exhibit 99.1

CHINA CERAMICS CO., LTD.

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone

Anhai, Jinjiang City

Fujian Province, PRC

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held December 17, 2014

To the Shareholders of

China Ceramics Co., Ltd.

Notice is hereby given that the Annual Meeting of the Shareholders of China Ceramics Co., Ltd. (the “Company”) will be held on December 17, 2014 at 9:15 pm China time (or 8:15 a.m. Eastern Standard Time), at the Company’s principal executive office, Junbing Industrial Area, Anhai, Jinjiang, Fujian, China. The meeting is called for the following purposes:

1.	To elect a board of five directors;
2.	To ratify the appointment of Crowe Horwath (HK) CPA Limited as the independent auditors of the Company for the fiscal year ending December 31, 2014;
3.	To approve a combination of the Company’s shares at a ratio of one-for-two;
4.	To authorize an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to increase the par value of the Company’s shares from $0.001 per share to $0.002 per share; and
5.	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

The close of business on November 10, 2014 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting. The register of members of the Company will not be closed. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about November 26, 2014.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. You may obtain directions to the meeting by calling +1 (203) 226 6288. This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: www.cceramics.com.

By Order of the Board of Directors,

/s/ Huang Jia Dong

Huang Jia Dong

Chief Executive Officer

Dated: November 26, 2014

CHINA CERAMICS CO., LTD.

TABLE OF CONTENTS

PROXY STATEMENT	1

ELECTION OF DIRECTORS (PROPOSAL NO. 1)	3

THE BOARD AND BOARD COMMITTEES	5

DIRECTOR COMPENSATION	8

EXECUTIVE OFFICERS	9

EXECUTIVE COMPENSATION	9

SECURITIES OWNERSHIP	15

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	17

REPORT OF THE AUDIT COMMITTEE	18

RATIFICATION OF INDEPENDENT AUDITORS (PROPOSAL NO. 2)	19

APPROVAL OF A SHARE COMBINATION (PROPOSAL NO. 3)	19

AUTHORIZATION OF AN AMENDMENT TO AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION (PROPOSAL NO. 4)	21

OTHER MATTERS	21

CHINA CERAMICS CO., LTD.

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone

Anhai, Jinjiang City

Fujian Province, PRC

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of China Ceramics Co., Ltd. (the “Company,” “China Ceramics,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at the Company’s principal executive office, Junbing Industrial Area, Anhai, Jinjiang, Fujian, China on December 17, 2014, at 9:15 pm China time (or 8:15 a.m. Eastern Standard Time) and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.” Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. If you are a holder of record, written notice of such revocation should be forwarded to Continental Stock Transfer & Trust Company, 17 Battery Place, 8th floor, New York, NY 10004, Attn: Proxy Services. If you hold your shares in street name, you should contact your broker about revoking your proxy.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of shares, $0.001 par value per share (the “Shares”), of record at the close of business on November 10, 2014 (the “Record Date”) are entitled to vote at the meeting. On the record date, the Company had 20,430,838 Shares outstanding and entitled to vote at the Annual Meeting. For purposes of voting at the Annual Meeting, each Share is entitled to one vote upon all matters to be acted upon at the meeting. No less than 50% of the outstanding Shares entitled to vote at the Annual Meeting represented in person or by proxy will constitute a quorum throughout the meeting. The affirmative vote of a plurality of the votes cast in person or by proxy at the Annual Meeting and entitled to vote on the election of directors is required for the election of our directors, and the affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote is required to ratify the appointment of Crowe Horwath (HK) CPA, independent certified public accountants, as our independent auditors, approve the combination of our shares at a ratio of one-for-two, and authorize the amendment to our Amended and Restated Memorandum of Association to increase the par value of the Company’s shares from $0.001 per share to $0.002 per share.

Only Shares that are voted are taken into account in determining the proportion of votes cast for the election of directors. Any Shares not voted (whether by abstention, broker non-vote or otherwise) will therefore only impact the election of directors to the extent that the failure to vote for any individual may result in another individual’s receiving a larger proportion of votes cast. Similarly, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the other three matters. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

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VOTING

If you are a shareholder of record, you may vote in person at the annual meeting. We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the annual meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided. If you intend to vote by proxy, your vote must be received by 5:30p.m. Eastern Time on December 16, 2014 to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your Shares in person.

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ELECTION OF DIRECTORS
(PROPOSAL NO. 1)

The Board has nominated the current five directors for re-election as directors to serve until the next Annual Meeting of Shareholders or until their successors are elected and become qualified. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the five persons named below, unless the proxy card contains contrary instructions.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following pages set forth the names, ages and director start dates of the five nominees for re-election as directors, their respective principal occupations and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Huang Jia Dong, 56, founded Hengda in 1993 and has served as our director since November 20, 2009 and Chief Executive Officer since April 4, 2010. Mr. Huang was Chairman of the Board from November 20, 2009 until April 4, 2010. Mr. Huang currently serves as Chairman of Hengda. Mr. Huang was previously involved in the construction material distribution business. Mr. Huang has been appointed as the vice chairman of Fujian Province Ceramic Industry Association since 2006 and the executive director of Jinjiang City Chamber of Import and Export Trade since 2007. Mr. Huang has a diploma in corporate management from Xiamen University. We have chosen Mr. Huang to serve as director because of his extensive experience in the ceramic tiles industry and his intimate knowledge of our company.

Jianwei Liu, 42, has been our director since January 7, 2014. Mr. Jianwei Liu has been a portfolio manager with China-based Bosera Asset Management Co., Ltd. since October 2004. Prior joining to Bosera, Mr. Liu worked at Shanghai AllBright Law Offices and ICBC (Industrial and Commercial Bank of China Ltd.) at their main headquarters beginning in July 1999. Mr. Liu worked with China Holdings Acquisition Corp. (“CHAC”), the Company’s predecessor, prior to its merger with the Company, and participated in the sourcing of targets for CHAC, the performance of due diligence on potential acquisitions and the structuring of the Company’s acquisition of its operating business in 2009. Mr. Liu resides in China and holds an MBA in finance from the Wharton School of the University of Pennsylvania, and an MA degree in English and BA degrees in English and Law from Beijing University.

Cheng Yan Davis, 72, has been our director since November 20, 2009 and was a board member of our predecessor, CHAC, since its inception. Since September 2010, Ms. Davis has acted as a special advisor to the President of the Teacher’s College of Columbia University. From 1993 until September 2010, Ms. Davis served as the Vice Dean of International Programs and Development at the University of Pennsylvania Graduate School of Education (GSE International). GSE International was established by Ms. Davis in 1993, and was the first international programs office among Ivy League graduate schools of education in the U.S. Since 1993, Ms. Davis has served as a Special Advisor to the President of the University of Pennsylvania on internationalization efforts. GSE International has developed many specialized training programs for groups ranging from government officials and university presidents to finance executives and corporate CEOs. Among these programs are training programs for Chief Executive Officers and leading executives in the Chinese securities and mutual fund industries, created in conjunction with the Wharton School. Over the past three years, the Penn-Securities Association of China Program and the Penn-China Mutual Fund CEO Leadership Program have trained over one hundred Chinese executives in the latest theories and practices of the U.S. finance sector. Since 1998, Ms. Davis has worked with Morgan Stanley on the International Conference on Higher Education Management in Shanghai, the establishment of the China Center, which focuses on management training for U.S.-China joint ventures, and the China Pension Program, which works with the state council of China in designing the architecture and training of a senior workforce in comprehensive pension management. Ms. Davis has also worked with CIGNA and Lucent Technologies on various professional education projects since 1997, designing a variety of training and professional development programs. Ms. Davis also serves as an advisor on quality workforce standards for the Shanghai Municipal Government and the Shanghai Foreign Trade Commission. Since 1997, Ms. Davis has been invited to the Shanghai’s Mayor’s International Advisory Council as a special observer and to offer suggestions on Shanghai human resource development and workforce training. Ms. Davis has also been invited to custom design new programs for China Telecom and China Industrial Commercial Bank. These programs were designed in preparation of China’s entry into the World Trade Organization. Ms. Davis initiated former President Jiang Zemin’s visit to the University of Pennsylvania in 1997. Ms. Davis is a board member of the New York Film Academy, Senior Advisor to Motorola and Oracle on international government relations, and Advisor Professor to East China Normal University. In addition, she has served as the Senior Observer for the Shanghai International Business Leaders Advisory Council for the past fifteen years. She has received numerous recognitions for her many contributions, including the first-ever PennGSE Alumni Pioneers Award. Ms. Davis has a degree in Russian and English from Sichuan Foreign Language University in China and an Ed D in Education from the Graduate School of Education at the University of Pennsylvania.

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Shen Cheng Liang, 58, is a ceramics production expert with over 30 years of experience in the ceramics industry in China. Prior to his retirement from the industry in 2012, he was a senior production engineer and general manager at Fujian Yiyan Ceramics Ltd. where he worked from 1983 to 2012. Mr. Liang graduated with a bachelor’s degree in material physics from Jingdezhen Ceramics College in 1983.

Su Wei Feng, 33, has been our director since April 1, 2010. Mr. Su joined us in March 2007. He currently acts as our general legal counsel and Secretary. Prior to working with us, Mr. Su worked as a lawyer at Fujian Minrong Law Firm from 2005 to 2007. He graduated from the School of Law of Xiamen University in 2004. We have chosen Mr. Su to serve as director because of his legal background.

The term of each director is until his or her resignation or removal.

Involvement in Certain Legal Proceedings

To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years and there have been no material proceedings to which any director or executive officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

THE BOARD AND BOARD COMMITTEES

During the year ended December 31, 2013, the Board met and took action by written consent on five occasions. All of the directors attended 75% or more of the aggregate of meetings of the Board and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting. The Board has determined that Messrs. Jianwei Liu and Shen Cheng Liang and Ms. Cheng Yan Davis are each an independent director as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC.

Committee Membership
	Audit Committee	Governance and Nominating Committee	Compensation Committee
Jianwei Liu	C	M	M
Cheng Yan Davis	M	M	M
Shen Cheng Liang	M	C	C

C	Committee Chair
M	Committee Member

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Audit Committee. We have a separate-designed standing audit committee which was established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in May 2010. The Audit Committee held 12 meetings and acted by written consent on four occasions in 2013. The audit committee, consisting of Jianwei Liu, Shen Cheng Liang and Cheng Yan Davis, oversees the Company’s financial reporting process on behalf of the Board. The audit committee operates under a written charter, which is available on our website at http://www.cceramics.com. The committee’s responsibilities include the following functions:

•	appointing and replacing our independent auditors and pre-approving all auditing and permitted non-auditing services to be performed by the independent auditors;

•	reviewing and discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our Board from time to time;

•	meeting separately and periodically with management, the internal auditors and the independent auditors; and

•	reporting regularly to the Board.

Our board of directors has determined that Mr. Liu qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission.

Governance and Nominating Committee. The governance and nominating committee, established in May 2010, consists of Jianwei Liu, Shen Cheng Liang and Cheng Yan Davis, and is responsible for identifying potential candidates to serve on our board and its committees. The Governance and Nominating Committee held three meetings and did not act by written consent in 2013. The nominating and corporate governance committee operates under a written charter, which is available on our website at http://www.cceramics.com. The committee’s responsibilities include the following functions:

•	overseeing the process by which individuals may be nominated to our Board;

•	identifying potential directors and making recommendations as to the size, functions and composition of our Board and its committees;

•	reviewing candidates proposed by our shareholders;

•	developing the criteria and qualifications for the selection of potential directors; and

•	making recommendations to the Board on new candidates for board membership.

The governance and nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the governance and nominating committee a candidate for election to the board should send their letters to China Ceramics Co., Ltd., Attention: Secretary, c/o Jinjiang Hengda Ceramics Co., Ltd., Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. Shareholders must follow certain procedures specified in our amended and restated memorandum and articles of association to recommend to the governance and nominating committee candidates for election as directors.

In general, in order to provide sufficient time to enable the governance and nominating committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with the Company’s annual meeting of shareholders, the corporate secretary must receive the shareholder’s recommendation (i) in the case of an annual meeting, not later than the close of business on the 60th day nor earlier than the opening of business on the 90th day before the anniversary date of the immediately preceding annual meeting of Shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder to be timely must be received not earlier than the opening of business on the 90th day before the meeting and not later than the later of (x) the close of business on the 60th day before the meeting or (y) the close of business on the tenth day following the date on which public announcement of the date of the annual meeting was first made by the Company, and (ii) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which public announcement of the date of the special meeting is first made by the Company.

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Such shareholder’s notice to the secretary shall set forth (i) as to each person whom the shareholder proposes to nominate for election or reelection as a director, (a) the name, age, business address, and residence address of the person, (b) the principal occupation or employment of the person, (c) the class and number of shares of the Company which are beneficially owned by the person, and (d) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the rules and regulations of the Securities and Exchange Commission under Section 14 of the Exchange Act, and (ii) as to shareholders giving the notice (a) the name and record address of the shareholder and (b) the class and number of shares of the Company which are beneficially owned by the shareholder. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company.

In making nominations, the nominating and corporate governance committee is required to submit candidates who have personal and professional integrity, who have demonstrated ability and judgment and who shall be effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the nominating and corporate governance committee is required to take into consideration the following attributes: independence, professional reputation, financial acumen, business experience, professional network, industry and Company knowledge, high ethical standards, and diversity. Depending upon the current needs of the Board, certain factors may be weighed more or less heavily. In considering candidates for the Board, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met. The committee will consider candidates from any reasonable source, including current Board members, shareholders, professional search firms or other persons.

The nominating committee received a recommendation from a shareholder for two nominees to the Board. The Board considered these nominees and decided not to include them as nominees on the Company’s slate because the Board did not believe that the proposed individuals had sufficient knowledge of our industry. However, such persons could be nominated at the Annual Meeting by shareholders attending the meeting.

Except as described in the immediately preceding paragraph, the Company’s nominating committee did not receive a recommended director nominee from a shareholder that beneficially owned more than 5% of the Company’s Shares for at least one year as of the date the recommendation was made, or from a group of shareholders that beneficially owned, in the aggregate, more than 5% of the Company’s Shares.

Compensation Committee. The compensation committee, established in May 2010, consists of Jianwei Liu, Shen Cheng Liang and Cheng Yan Davis and is responsible for making recommendations to the board concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. The Compensation Committee did not meet or act by written consent in 2013. The compensation committee operates under a written charter, which is available on our website at http://www.cceramics.com. The committee’s responsibilities include the following functions:

•	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;

•	administering our incentive-compensation plans for our directors and officers;

•	reviewing and assessing the adequacy of the charter annually;

•	administering our share option plans, if they are established in the future, in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our Board from time to time.

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Board Leadership Structure and Role in Risk Oversight

Huang Jia Dong serves as the Chairman of the Board and the Company’s Chief Executive Officer. The Board has not designated a lead director. Given the small number of directors comprising the board, the independent directors call and plan their executive sessions collaboratively and, between board meetings, communicate with management and one another directly. Given the circumstances, the directors believe that formalizing in a lead director functions in which they all participate might detract from rather than enhance performance of their responsibilities as directors.

The Board is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees providing oversight as necessary in connection with those efforts.

DIRECTOR COMPENSATION

Starting April 1, 2010, our Board determined to provide its non-employee members annual compensation of $40,000, and Mr. William L. Stulginsky, as the former Chairman of the Audit Committee, received $45,000. Mr. Stulginsky resigned from the Board in April 2014. Prior to April 1, 2010, there was no compensation provided to any of our directors.

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2013 to each of our non-employee directors for such person’s service as an director (including contingent or deferred compensation accrued during 2013):

Name and Principal Position	Compensation RMB	Value of Options(1) RMB	Total RMB
Shen Cheng Liang	-	-	-
Cheng Yan Davis	242,148	-	242,148
William L. Stulginsky (resigned on April 27, 2014)	276,386	-	276,386
Paul K. Kelly (resigned on November 27, 2013)	222,951	-	222,951
Ding Wei Dong (resigned on November 1, 2013)	254,000	-	254,000

(1)	No options were granted to our directors in 2013.

EXECUTIVE OFFICERS

The following sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Office
Huang Jia Dong	56	Chief Executive Officer
Su Pei Zhi	60	Sales Deputy General Manager
Hen Man Edmund	41	Chief Financial Officer
Su Wei Feng	33	Corporate Secretary

Please refer to the section entitled “Election of Directors” for details regarding Huang Jia Dong and Su Wei Feng.

Hen Man Edmund has served as our Chief Financial Officer since November 20, 2009. Mr. Hen joined Hengda in 2008 as the Chief Financial Officer. Mr. Hen is responsible for the corporate finance function and oversees matters relating to compliance and reporting obligation of our company. Prior to joining Hengda, Mr. Hen was a Financial Controller of a switchgear manufacturer in Sichuan PRC and was responsible for the corporate finance function of the company. Prior to that, Mr. Hen was the accountant of Dickson Concepts (International) Ltd., a public listed company in Hong Kong and oversaw the accounting and financial administration of the company. He also worked at a variety of international accountancy firms, including Deloitte Touche Tohmatsu, in assurance and advisory services during the period from 1995 to 2001. Mr. Hen graduated from the University of East Anglia, United Kingdom, with a Bachelor Degree in Science in 1995. He is a member of the Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Institute of Certified Public Accountants.

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Su Pei Zhi has served as our sales deputy general manager since 1993. He was a director of our company from November 20, 2009 until April 28. 2014. He is the head of our sales and marketing team. Under the leadership of Mr. Su, we have established a nationally covered sales network including both distribution customers and property developer customers. Prior to joining Hengda, Mr. Su was in his family ceramic tile business. Mr. Su Pei Zhi is the father of Mr. Su Wei Feng, our director and Secretary, and Mr. Su Pei Zhi’s wife is a second cousin of Mr. Huang Jia Dong, our Chief Executive Officer.

EXECUTIVE COMPENSATION

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2013 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during 2013 but not including any amounts paid to such persons for their services as directors):

Name and Principal Position	Salary RMB	Bonus RMB	Value of Options(1) RMB	Total RMB
Huang Jia Dong, Chief Executive Office	129,144	-	-	129,144
Su Pei Zhi, Sales Deputy General Manager	155,969	-	-	155,969
Hen Man Edmund, Chief Financial Officer	341,014	-	-	341,014
Su Wei Feng, Corporate Secretary	85,745	-	-	85,745

(1)	No options were granted to our executives in 2013.

Retirement Benefits

As of December 31, 2013, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

China Ceramics does not accrue pension, retirement or similar benefits.

Employment Agreements

We have employment agreements with the following officers: Huang Jia Dong, Chief Executive Officer, Su Pei Zhi, Sales Deputy General Manager, Hen Man Edmund, Chief Financial Officer, and Su Wei Feng, Corporate Secretary.

•	The term of the employment agreements is three years February 1, 2013 to January 31, 2016 for Huang Jia Dong and Su Wei Feng, August 1, 2012 to July 31, 2015 for Hen Man Edmund) and August 1, 2013 to July 31, 2016 for Su Pei Zhi.)
•	Since August 1, 2013, Huang Jia Dong received compensation of RMB 12,000 per month; Su Pei Zhi received compensation of RMB 16,000 per month; Hen Man Edmund received compensation of RMB 38,000 per month; and Su Wei Feng received compensation of RMB 8,100 per month.
•	We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.

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•	Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

Other Employees

Compensation for our senior executives is comprised of four elements: a base salary, an annual performance bonus, equity and benefits.

In developing salary ranges, potential bonus payouts, equity awards and benefit plans, our compensation committee takes into account: 1) competitive compensation among comparable companies and for similar positions in the market, 2) relevant ways to incentivize and reward senior management for improving shareholder value while building a successful company, 3) individual performance, 4) how best to retain key executives, 5) the overall performance of us and our various key component entities, 6) our ability to pay and 7) other factors deemed to be relevant at the time.

Our senior management have discussed our above mentioned planned process for executive compensation and the four compensation components. Specific compensation plans for our key executives are negotiated and established by our compensation committee.

We have not entered into any service contracts with any of our officers, directors or employees that contain any provisions for benefits upon termination of employment.

China Ceramics Co., Ltd. 2010 Incentive Compensation Plan

On December 27, 2010, our shareholders approved the 2010 Incentive Plan. The purpose of the 2010 Incentive Plan is to assist us and our subsidiaries in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, and independent contractors by enabling such persons to acquire or increase a proprietary interest in us in order to strengthen the mutuality of interests between such persons and our shareholders, and providing such persons with annual and long-term performance incentives to expand their maximum efforts in the creation of shareholder value. Awards under the 2010 Incentive Plan will be limited in the aggregate to 1,200,000 shares. The 2010 Incentive Plan shall terminate at such time as no shares remain available for issuance under the 2010 Incentive Plan, when we have no further obligations with respect to outstanding awards under the 2010 Incentive Plan. As of December 31, 2013, 1,130,000 stock options under the 2010 Incentive Plan have been granted.

Administration. The 2010 Incentive Plan is administered by a committee (the “Committee”) designated by our board of directors (the “Board”), which shall consist of at least two directors, each of whom is (i) a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and (ii) an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto (the “Code”); provided, however, that except as otherwise expressly provided in the 2010 Incentive Plan or in order to comply with Code Section 162(m) or Rule 13b-3 under the Exchange Act, the Board may exercise any power or authority granted to the Committee under the 2010 Incentive Plan. Among other things, the Committee has complete discretion, subject to the express limits of the 2010 Incentive Plan, to determine the officers, directors, employees and independent contractors to be granted an award, the type of award to be granted, the number of shares subject to each award, the terms and conditions of each award, the exercise price of each award which is a stock option (“Option”) and the base price of each award which is a stock appreciation right (“SAR”), the term of each award, the vesting schedule for an award, whether to accelerate award vesting, the value of the Shares underlying an award, and the required withholdings, if any. The Committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2010 Incentive Plan. Notwithstanding the foregoing, neither the Committee nor the Board has any authority to grant or modify an award under the 2010 Incentive Plan with terms or conditions that would cause the award to be considered nonqualified “deferred compensation” subject to Code Section 409A.

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Grant of Awards; Shares Available for Awards. The 2010 Incentive Plan provides for the grant of Options (both incentive stock options and non-incentive stock options), SARs (including limited SARs), restricted stock, deferred stock, stock granted as a bonus or in lieu of another award, dividend equivalents, bonus stock, awards in lieu of obligations, and performance or annual incentive awards (each an “award”) to our executive officers, directors and employees, and independent contractors (each a “participant”) (however, solely employees are eligible for awards which are incentive stock options). We have reserved a total of 1,200,000 shares for issuance as or under awards to be made under the 2010 Incentive Plan. If any award lapses, expires, is cancelled, or terminates unexercised or ceases to be exercisable for any reason, the number of shares subject thereto is again available for grant under the 2010 Incentive Plan. The number of shares for which awards which are Options, SARs, performance awards or annual incentive awards may be granted to a participant under the 2010 Incentive Plan in any fiscal year is limited to 350,000.

The number of awards to be granted to officers, directors, employees and consultants cannot be determined at this time as the grant of awards is dependent upon various factors such as hiring requirements and job performance.

Options. The exercise price per share purchasable under an Option shall be determined by the Committee or the Board, provided that such per share exercise price shall not be less than 100% of the fair market value of a share on the date of grant of the Option and shall not, in any event, be less than the par value of a share on the date of grant of such option. The Committee or the Board shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part, the time or times at which Options shall cease to be or become exercisable following termination of employment or upon other conditions, the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, and the methods by or forms in which shares will be delivered or deemed to be delivered to participants who exercise Options.

Options which are incentive stock options (“ISOs”) granted under the 2010 Incentive Plan shall comply in all respects with Code Section 422. In the case of ISOs, if an employee owns or is deemed to own (by reason of the attribution rules applicable under Code Section 424(d)) more than 10% of the combined voting power of all classes of our shares or the shares of any parent or subsidiary (a “ten percent shareholder”) and an ISO is granted to such employee, the per share exercise price under such ISO (to the extent required by the Code at the time of grant) shall be no less than 110% of the fair market value of a share on the date such ISO is granted. The term of an ISO may not exceed 10 years (5 years in the case of an ISO granted to a ten percent shareholder). ISOs may be granted to solely employees. In addition, the aggregate fair market value of the shares subject to an ISO (determined at the time of grant) which are exercisable for the first time by an employee during any calendar year may not exceed $100,000.

Stock Appreciation Rights. A SAR provides the participant to whom it is granted the right to receive, upon its exercise, the excess of (A) the fair market value of the number of shares subject to the SAR on the date of exercise (or, in the case of a “Limited SAR” (as defined in the 2010 Incentive Plan) which may be exercised only in the event of a “change in control” (as defined in the 2010 Incentive Plan), the fair market value determined by reference to the change in control price, as defined in the 2010 Incentive Plan), over (B) the product of the number of shares subject to the SAR multiplied by the grant price under the SAR, as determined by the Committee or the Board. The per share grant price of a SAR shall not be less than the fair market value of a share on the date of grant.

Restricted Stock Awards. A restricted stock award is a grant or sale of shares to the participant, subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee or the Board may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee or the Board may determine at the date of grant or purchase or thereafter. Except to the extent restricted under the terms of the 2010 Incentive Plan and any agreement relating to the restricted stock award, a participant who is granted or has purchased restricted stock shall have all of the rights of a shareholder, including the right to vote the restricted stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee or the Board). During the restricted period applicable to the restricted stock, subject to certain exceptions, the restricted stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the participant.

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Deferred Stock. A deferred stock award is a right to receive shares, cash, or a combination thereof at the end of a specified deferral period, subject to certain terms and conditions, and in compliance with Code Section 409A. Payment under an award of deferred stock shall occur upon expiration of the deferral period specified for such deferred stock award by the Committee or the Board (or, if permitted by the Committee or the Board, as elected by the participant). In addition, deferred stock awards shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee or the Board may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee or the Board may determine. Payments under deferred stock awards may be by delivery of Shares, cash equal to the fair market value of the specified number of shares covered by the deferred stock award, or a combination thereof, as determined by the Committee or the Board at the date of grant or thereafter. Prior to the end of the specified deferral period for a deferred stock award, the award carries no voting or dividend or other rights associated with share ownership.

Bonus Shares and Awards in Lieu of Obligations. The Committee and the Board are each authorized to grant shares as a bonus, or to grant shares or other awards in lieu of our obligations to pay cash or deliver other property under the 2010 Incentive Plan or under other plans or compensatory arrangements, provided that, in the case of participants subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of shares or other awards are exempt from liability under Section 16(b) of the Exchange Act. These bonus shares or awards granted under the 2010 Incentive Plan shall be subject to such other terms as shall be determined by the Committee or the Board.

Dividend Equivalents. The Committee and the Board are each authorized to grant dividend equivalents to a participant, entitling the participant to receive cash, shares, other awards, or other property equal in value to dividends paid with respect to a specified number of Shares, or other periodic payments. Dividend equivalents may be awarded on a free-standing basis or in connection with another award. The Committee or the Board may provide that dividend equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional shares, awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee or the Board may specify.

Other Stock-Based Awards. The Committee and the Board are each authorized, subject to limitations under applicable law, to grant to participants such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares, as deemed by the Committee or the Board to be consistent with the purposes of the 2010 Incentive Plan, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares, purchase rights for shares, awards with value and payment contingent upon our performance or any other factors designated by the Committee or the Board, and awards valued by reference to the book value of shares or the value of securities of or the performance of our specified subsidiaries or business units.

Performance and Annual Incentive Awards. The Committee and the Board (except for such awards to be made to participants who are “covered employees” for purposes of Code Section 162(m), which awards must be made by the Committee) are each authorized to grant (i) performance awards, under which participants will receive cash payments, shares or other awards upon the satisfaction of pre-specified (generally, other than annual) performance criteria, and (ii) annual incentive awards, under which participants will receive cash payments, shares or other awards upon the satisfaction of pre-specified annual performance criteria. The performance criteria which may be used for performance awards or annual incentive awards made to participants who are “covered employees” for purposes of Code Section 162(m) may solely include, for us, on a consolidated basis and/or our specified subsidiaries or business units (except with respect to total shareholder return and earnings per share criteria) - total shareholder return; total shareholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor’s 500 Stock Index or the S&P Specialty Retailer Index; net income; pretax earnings; earnings before interest expense, taxes, depreciation and amortization; pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; operating margin; earnings per share; return on equity; return on capital; return on investment; operating earnings; working capital or inventory; and ratio of debt to shareholders’ equity.

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Change in Control Provisions. In the event of a change in control (as defined in the 2010 Incentive Plan), (i) any award subject to vesting and exercisability requirements that was not previously vested and exercisable shall become fully vested and exercisable as of the occurrence of the change in control, subject to certain restrictions; (ii) Limited SARs (and other SARs if so provided by their terms) shall become exercisable for amounts, in cash, determined by reference to the change in control price; (iii) the restrictions, deferral of settlement, and forfeiture conditions applicable to any other award shall lapse and such awards shall be deemed fully vested as of the occurrence of the change in control, except to the extent of any waiver by the participant and subject to certain restrictions; (iv) with respect to any outstanding award subject to achievement of performance goals and conditions under the 2010 Incentive Plan, such performance goals and other conditions will be deemed to be met if and to the extent so provided by the Committee in the award agreement relating to such award; (v) the Board may in its sole and absolute discretion, provide on a case by case basis that Options shall terminate, provided however, that a participant holding a terminating Option shall have the right, immediately prior to the occurrence of such change in control and during such period as the Board in its sole discretion shall determine and designate, to exercise that Option, to the extent exercisable, in whole or in part; and (vi) the Board may in its sole and absolute discretion, provide on a case by case basis that any award entitled to be settled in shares shall instead be entitled to be settled, during such period as the Board in its sole discretion shall determine and designate, by means of a cash payment equal to the fair market value of such award immediately prior to the occurrence of such change in control, as determined in good faith by the Board.

Amendment and Termination. The Board may amend, alter, suspend, discontinue or terminate the 2010 Incentive Plan, or the Committee’s authority to grant awards under the 2010 Incentive Plan, without the consent of shareholders or participants, except that any amendment or alteration to the 2010 Incentive Plan shall be subject to the approval of the Company’s shareholders not later than the annual meeting next following such Board action if such shareholder approval is required by any federal or state law or regulation (including, without limitation, Rule 16b-3 or Code Section 162(m)) or the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other such changes to the 2010 Incentive Plan to shareholders for approval; provided that, without the consent of an affected participant, no such Board action may materially and adversely affect the rights of such participant under any previously granted and outstanding award. The Committee or the Board may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any award theretofore granted and any award agreement relating thereto, except as otherwise provided in the 2010 Incentive Plan; provided that, without the consent of an affected participant, no such Committee or the Board action may materially and adversely affect the rights of such participant under such award.

Compensation Committee. The shareholders of the Company approved the 2010 Incentive Plan at the annual meeting held on December 27, 2010. In accordance with the 2010 Incentive Plan, the Board has appointed the Compensation Committee (the “Committee”) to administer the 2010 Incentive Plan. The Company granted an aggregate of 1,130,000 stock options to Huang Jia Dong, Su Pei Zhi, Su Wei Feng, Hen Man Edmund, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky, upon the approval by the Board on January 27, 2011, the grant date. The exercise price of the share options granted is $7.65 per share and the share options are valid for a period of 5 years from January 27, 2011 to January 27, 2015. One-fourth of options granted will vest in every year from the grant date.

Certain U.S. Federal Income Tax Consequences of the 2010 Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to China Ceramics, were it subject to U.S. federal income taxation on a net income basis, and to participants under the 2010 Incentive Plan who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. participants”) of Options, which include ISOs and Options that are not ISOs, SARs, restricted stock, deferred stock, performance shares, performance units, restricted stock units, dividend equivalent rights and bonus stock. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of China Ceramics to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, participants subject to Section 16(b) of the Exchange Act and the exercise of an Option with previously-acquired shares. This summary assumes that U.S. participants will hold their shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the application of the passive foreign investment company rules of the Code to U.S. participants. These rules are discussed generally under the section below entitled “Taxation–United States Federal Income Taxation–U.S. Holders–Passive Foreign Investment Company Rules”. In addition, this summary does not address the foreign, state or local income or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the 2010 Incentive Plan or shares issued pursuant thereto. Participants are urged to consult their own tax advisors concerning the tax consequences to them of an award under the 2010 Incentive Plan or shares issued pursuant thereto.

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A U.S. participant generally does not recognize taxable income upon the grant of an option. Upon the exercise of an Option that is not an ISO, the participant generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares acquired on the date of exercise over the exercise price therefor, and China Ceramics would be entitled to a deduction for such amount at that time. If the U.S. participant later disposes of the shares acquired under an Option that is not an ISO, the U.S. participant generally recognizes a long-term or short-term gain or loss, depending upon the period for which the shares were held thereby. A long-term capital gain generally is subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

Upon the exercise of an ISO, a U.S. participant generally does not recognize taxable income. If the U.S. participant disposes of the shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the shares to the participant, the U.S. participant generally recognizes a long-term capital gain or loss, and the Company would not be entitled to a deduction. However, if the U.S. participant disposes of such shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and China Ceramics generally would be entitled to deduct such amount.

In addition to the U.S. federal income tax consequences described above, the U.S. participant may be subject to the alternative minimum tax (“AMT”), which is payable to the extent it exceeds the participant’s regular income tax. For this purpose, upon the exercise of an ISO, the excess of the fair market value of the shares for which the ISO is exercised over the exercise price thereunder for such shares is a preference item for purposes of the AMT. In addition, the U.S. participant’s basis in such shares is increased by such excess for purposes of computing the gain or loss on the disposition of the shares for AMT purposes. If a U.S. participant is required to pay any AMT, the amount of such tax which is attributable to deferral preferences (including any ISO adjustment) generally may be allowed as a credit against the participant’s regular income tax liability (and, in certain cases, may be refunded to the participant) in subsequent years. To the extent the credit is not used, it may be carried forward.

A U.S. participant who receives a restricted stock award or who purchases shares of restricted stock, which shares, in either case, are subject to a substantial risk of forfeiture and certain transfer restrictions, generally does not recognize income on the receipt of the award or the purchased restricted shares and generally recognizes ordinary compensation income at the time the restrictions lapse in an amount equal to the excess, if any, of the fair market value of the shares at such time over any amount paid by the U.S. participant for the shares. Alternatively, the U.S. participant may elect to be taxed upon receipt of the restricted shares based on the value of the shares at the time of receipt. China Ceramics generally would be entitled to deduct such amount at the same time as ordinary compensation income is required to be included by the U.S. participant and in the same amount. Dividends received with respect to restricted shares generally are treated as compensation, unless the U.S. participant elects to be taxed on the receipt (rather than the vesting) of the restricted shares.

A U.S. participant generally does not recognize income upon the grant of an SAR. The U.S. participant recognizes ordinary compensation income upon the exercise of the SAR equal to the increase in the value of the underlying shares, and China Ceramics generally would be entitled to a deduction for such amount.

A U.S. participant generally does not recognize income on the receipt of a deferred stock award or a bonus stock award and generally recognizes income when the shares are received. At such time, the U.S. participant recognizes ordinary compensation income equal to the excess, if any, of the fair market value of the shares over any amount paid for the shares, and China Ceramics generally would be entitled to deduct such amount at such time.

A U.S. participant generally does not recognize income on the receipt of a performance award, annual incentive award or dividend equivalent right award until a payment is received under the award. At such time, the U.S. participant recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any shares received, and the Company generally would be entitled to deduct such amount at such time.

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SECURITIES OWNERSHIP

The following table sets forth, as of November 10, 2014, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 20,430,838 shares issued and outstanding as of November 10, 2014.

Name(1)	Number of Shares Beneficially Owned		Percentage of Ownership
Shen Cheng Liang	0		0
Cheng Yan Davis(4)	109,750	(3)	*
Huang Jia Dong	8,345,308	(4)	40.26%
Jianwei Liu	0		0
Su Wei Feng	200,000	(5)	*
Hen Man Edmund	358,000	(6)	1.72%
All directors and executive officers as a group (8 individuals)	9,013,058		41.94%
Sound Treasure Limited	5,212,905	(7)	25.53%
James D. Dunning, Jr.	1,101,251	(8)	5.39%
Alan G. Hassenfeld	1,101,251	(8)	5.39%
Gregory E. Smith	1,101,251	(8)	5.39%
Prescott Group Capital Management, L.L.C.	1,542,265	(9)	7.55%
Prescott Group Aggressive Small Cap, L.P.	1,542,265	(9)	7.55%
Prescott Group Aggressive Small Cap II, L.P.	1,542,265	(9)	7.55%
Phil Frohlich	1,542,265	(9)	7.55%

*	Less than 1%
(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC.
(2)	Cheng Yan Davis’s address is 160 Riverside Blvd, New York NY.
(3)	Includes 40,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.
(4)	Includes (i) an aggregate of 2,682,403 shares owned by Mr. Huang’s spouse and children for which Mr. Huang may be deemed to be the beneficial owner but for which Mr. Huang disclaims any beneficial ownership, (ii) 5,212,905 shares owned by Sound Treasure Limited, an entity of which Mr. Huang is the sole director and shareholder, and (iii) 300,000 shares underlying options that are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.
(5)	Consists of 200,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.
(6)	Includes 350,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.

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(7)	Huang Jia Dong is the sole director and shareholder of Sound Treasure Limited.
(8)	Based on a Schedule 13D/A filed with the Securities and Exchange Commission on October 28, 2011 filed by James D. Dunning, Alan G. Hassenfeld, and Gregory E. Smith, who are parties to a voting agreement dated November 20, 2009. Consists of 663,693 shares owned by Mr. Dunning, 348,656 shares owned by Mr. Hassenfeld, and 88,902 shares owned by Mr. Smith. The business address of Mr. Dunning is 2 Sutton Place South, Apt. 17D, New York, NY 10022. The business address of Mr. Hassenfeld is c/o Hassenfeld Family Initiatives; The Owen Building; 101 Dyer Street, Suite 401; Providence, RI 02903. The business address of Mr. Smith is 1401 NE 70th Street; Oklahoma City, OK 73111
(9)	Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2014 by Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital, and a Schedule 13F filed with the Securities and Exchange Commission on November 14, 2014 by Prescott Capital. The Small Cap Funds and Mr. Phil Frohlich are the beneficial owners of 1,542,265 Shares. The business address of each of the beneficial owners is 1924 South Utica, Suite 1120 Tulsa, Oklahoma 74104-6529.

As of November 10, 2014, we believe that 9,960,917 Shares held by nine holders of record are held in the United States.

Our officers, directors, employees and independent contractors are eligible to receive awards under the 2010 Incentive Plan, as described under the section titled “6.B Compensation–China Ceramics Co., Ltd. 2010 Incentive Compensation Plan.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions of CHAC

We are required to use our best efforts to keep effective a registration statement relating to the resale of the securities owned by our pre-IPO shareholders.

Related Party Transactions of China Ceramics and Operating Predecessor

Mr. Huang Jia Dong, the founder and Chairman of Hengda and our Chief Executive Officer and one of our directors, and a holder of approximately 40.3% of our shares as of June 30, 2014, and Mr. Wong Kung Tok, formerly one of our significant shareholders, provide working capital loans to us from time to time during the normal course of our business. These loans amounted to RMB 1,327,000, RMB 4,796,000, and RMB 8,539,000 ($1,411,000) in 2011, 2012, and 2013, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. In July 2014, an entity affiliated with Mr. Huang assumed RMB20.7 million in loans due from us to Mr. Wong and then forgave those loans. (See below).

Pursuant to an administrative services agreement dated as of December 1, 2009 between us and Stuart Management Co., an affiliate of Paul K. Kelly, an ex-director, we pay US$7,000 (equivalent to RMB44,000) a month plus out-of-pocket expenses to Stuart Management Co. for administrative services. The initial one-year term began on December 1, 2009, and the agreement automatically renews for successive one-year terms unless either party notifies the other of its intent not to renew. During the term of the agreement, Stuart Management Co. will provide us with general administrative services, including acting as the Company’s administrative agent in the United States and the British Virgin Islands, and allow the Company to utilize certain of its office space for meetings. The agreement was renewed to reduce the amount to US$4,900 (equivalent to RMB31,000) a month in December 2013.

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Mr. Huang Jia Dong and Su Pei Zhi, a sales deputy general manager whose wife is Mr. Huang’s second cousin, provide guarantees to us for certain bank loans. The guarantees amounted to RMB 180,000,000, RMB 180,000,000 and RMB 102,800,000 ($16,981,000) as of December 31, 2011, 2012 and 2013, respectively.

Other Related Party Transactions

During 2013 we entered into certain foreign currency transaction agreements with an unaffiliated financial institution related to the fluctuation in value of the Renminbi against the U.S. dollar. The Company recorded fair value gains on these agreements totaling RMB3,346,000 for the year ended December 31, 2013. However, in 2014, as the Renminbi depreciated against the U.S. dollar, we incurred realized and unrealized losses totaling RMB70, 312,000 ($11,615,000) for the six months ended June 30, 2014 in connection with these agreements.

In June 2014, we, our Chief Executive Officer and the Audit Committee set out to attempt to terminate the foreign currency transaction agreements; and to reach a resolution that would preclude the depletion of our liquid assets by virtue of our having entered into the foreign currency transaction agreements. Ultimately our Chief Executive Officer agreed to cause an entity controlled by him to assume those agreements. On July 31, 2014, Sound Treasure Limited, our largest shareholder and an affiliate of our Chief Executive Officer, executed an agreement (the “Novation”) with us and the financial institution that originated the foreign currency transaction agreements pursuant to which Sound Treasure Limited assumed the foreign currency transaction agreements and all assets (mainly deposits placed with the financial institution) and all existing and future liabilities arising under these agreements, and we were released from the liabilities arising under the foreign currency transaction agreements. As a result, we will not be required to fund any losses related to these agreements, and will neither suffer any future liabilities arising under those agreements nor enjoy any benefits arising under those agreements.

At the time that each of the foreign currency transaction agreements was established with the financial institution, we were required to deposit monies with the financial institution that was the counterparty to the agreements. RMB6.7 million of a total of RMB15.1 million in deposits that we made were funded on our behalf by Wong Kung Tok (who is the brother-in-law of our Chief Executive Officer), and were included in a total of RMB40.2 million in loans owing by us to Wong Kung Tok as of July 9, 2014. In connection with the Novation discussed above, our Chief Executive Officer, Sound Treasure Limited and Wong Kung Tok executed an agreement with the Company on July 31, 2014 (the “Offset Agreement”) pursuant to which loans totaling RMB20.7 million owed by us to Wong Kung Tok were transferred to Sound Treasure Limited and then were forgiven by Sound Treasure Limited, and in return the Company agreed to forego any claim to RMB15.1 million in Deposits under the foreign currency transaction agreements which were transferred to Sound Treasure Limited pursuant to the Novation.

Except as disclosed above, neither our Chief Executive Officer nor any affiliate of our Chief Executive Officer received any remuneration for agreeing to assume the foreign currency transaction agreements.

The Novation and the Offset Agreement became effective on July 31, 2014. Based on the last statements that the Company received from the financial institution on July 31, 2014, as a result of the Novation and Offset Agreements, Sound Treasure Limited released us from liabilities of RMB56.1 million related to unpaid liabilities (fair value) arising under the foreign currency transaction agreements and the loans of RMB20.7 million, and we transferred ownership of RMB15.6 million in Deposits held at the financial institution to Sound Treasure Limited. In addition, approximately RMB76.8 million in liabilities and RMB15.6 million in assets on our books were extinguished in the third quarter of 2014 and Additional Paid-In Capital increased by approximately RMB61.3 million.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of the Company’s annual financial statements, the Company’s compliance with legal and regulatory requirements and the qualification and independence of the Company’s independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls.

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The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with International Financial Reporting Standards and on the effectiveness of the Company’s internal control over financial reporting. With respect to the audit of Company’s financial statements for the year ended December 31, 2013, the Audit Committee has reviewed and discussed the audited financial statements with management; has discussed with Company’s independent accountants the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

The members of the audit committee are:

Jianwei Liu, Chairman

Cheng Yan Davis

Shen Cheng Liang

RATIFICATION OF INDEPENDENT AUDITORS
(PROPOSAL NO. 2)

The Audit Committee has appointed Crowe Horwath (HK) CPA Limited as the independent auditors of the Company to audit the financial statements of the Company for the fiscal year ending December 31, 2014, and the Board is asking shareholders to ratify that appointment.

A representative of Crowe Horwath (HK) CPA Limited is expected to be present either in person or via teleconference at the Annual Meeting, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and the shareholders.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE RATIFICATION OF THE APPOINTMENT OF CROWE HORWATH (HK) CPA LIMITED AS CHINA CERAMICS’ INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2014.

Principal Accountant Fees and Services

The following table represents the approximate aggregate fees for services rendered by Grant Thornton Shanghai, PRC and Crowe Horwath (HK) CPA Limited for the periods indicated:

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	December 31, 2011	December 31, 2012	December 31, 2013
	RMB	RMB	RMB
Audit Fees - Grant Thornton Shanghai, PRC	2,955,316	2,761,732	3,245,739
Audit Fees - Crowe Horwath (HK) CPA Limited	-	-	3,600,000
Audit Related Fees - Grant Thornton Shanghai, PRC	-	-	-
Tax Fees	-	-	-
All Other Fees - Grant Thornton Shanghai, PRC	-	70,180	-
Total Fees	2,955,316	2,831,912	6,845,739

Audit Fees

Crowe Horwath (HK) CPA Limited audit fees for 2013 consisted of fees in relation to the audit of our financial statements for the three years ended December 31, 2011, 2012 and 2013.

Audit fees paid to Grant Thornton Shanghai, PRC comprise fees for professional services necessary to perform an audit or review in accordance with the standards of the Public Company Accounting Oversight Board, including services rendered for the audit of the Company’s annual financial statements and reviews of the quarterly financial results submitted on Form 6-K for the three years ended December 31, 2011, 2012 and 2013. Also includes fees for services that are normally incurred in connection with statutory and regulatory filings or engagements, such as comfort letters, consents, and review of documents filed with the SEC.

Audit Related Fees

There were no audit-related fees.

Tax Fees

There were no tax fees.

All Other Fees

All other fees paid to Grant Thornton Shanghai, PRC during our fiscal year ended December 31, 2012 comprise fees for specific procedures performed as approved by the Audit Committee.

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

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APPROVAL OF A SHARE COMBINATION

(PROPOSAL NO. 3)

Our shares are listed on the Nasdaq Global Market. In order for our shares to continue to be listed on the Nasdaq Global Market, we must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5450(a)(1) requires that listed stocks maintain a closing bid price in excess of $1.00 per share (the “Bid Price Rule”). Since August 2014, the bid price for our shares had closed below $1.00 per share. Our Board has approved a combination of our shares at a ratio of one-for-two (the “Share Combination”), and the Board is asking shareholders to approve such Share Combination.

Purpose of the Share Combination

The purpose of the Share Combination is to increase the market price per share of our shares so that we will meet the Bid Price Rule. Our Board intends to effect a Share Combination only if it believes that a decrease in the number of shares outstanding is likely to improve the trading price of our shares and is necessary to continue our listing on the Nasdaq Global Market. If the Share Combination is authorized by our shareholders, our Board will have the discretion to implement the Share Combination once during the next 12 months, or effect no Share Combination at all.

The Board believes that the delisting of our shares from The NASDAQ Global Market would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of our shares and a diminution of institutional investor interest. The Board also believes that such delisting could also cause a loss of confidence of corporate partners, customers and our employees, which could harm our business and future prospects.

In evaluating whether or not to conduct the Share Combination, the Board also took into account various negative factors associated with a Share Combination. These factors include: the negative perception of share combinations held by some investors, analysts and other stock market participants; the fact that the stock price of some companies that have effected share combinations has subsequently declined back to pre-share combination levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share combination.

The Board considered these factors, and the potential harm of being delisted from The NASDAQ Global Market. The Board determined that continued listing on The NASDAQ Global Market is in the best interest of the Company and its shareholders, and that the Share Combination is necessary to attempt to maintain the listing of our shares on The NASDAQ Global Market. As noted above, even if shareholders approve the Share Combination, we reserve the right not to effect the Share Combination if our Board does not deem it to be in the best interests of the Company and its shareholders.

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There also can be no assurance that, after the Share Combination, we would be able to maintain the listing of our shares on The NASDAQ Global Market. The NASDAQ Global Market maintains several other continued listing requirements currently applicable to the listing of our shares. In addition, shareholders should recognize that if the Share Combination is effected, they will own a smaller number of shares than they currently own. While we expect that the Share Combination will result in an increase in the market price of our shares, the Share Combination may not increase the market price of our shares in proportion to the reduction in the number of shares outstanding or result in a permanent increase in the market price (which depends on many factors, including our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Combination is effected and the market price of our shares declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Share Combination. Furthermore, the liquidity of our shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Combination. Accordingly, the Share Combination may not achieve the desired results that have been outlined above.

If shareholders approve the Share Combination but no share combination is effected within 12 months after the Meeting, our Board’s authority to effect the Share Combination will terminate.

Effects of the Share Combination on our Shares

The Share Combination will reduce the number of issued and outstanding shares of our shares by half. On November 10, 2014, we have 20,430,838 shares outstanding. If the Share Combination is approved by the shareholders and our Board implements such Share Combination, the number of our outstanding shares will be decreased to 10,215,419 and the number of shares held by our current shareholders would decrease by half, after the Share Combination. However, each shareholder’s proportionate ownership of the issued and outstanding shares immediately following the effectiveness of the Share Combination would remain the same.

The Share Combination will not change the number of authorized shares but will effectively increase the number of authorized and unissued shares available for future issuance. Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the share ownership of a person seeking to effect a change in the composition of our Board or contemplating a tender offer or other transaction for the combination of the Company with another company), the Share Combination proposal is not being proposed in response to any effort of which we are aware to accumulate our shares or obtain control of us, nor is it part of a plan by management to recommend a series of similar actions to our Board and shareholders. Other than the Share Combination proposal, our Board does not currently contemplate recommending the adoption of any other corporate action that could be construed to affect the ability of third parties to take over or change control of the Company.

Proportionate adjustments will be made based on the ratio of the Share Combination to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of shares being delivered upon such exercise, exchange or conversion, immediately following the share combination as was the case immediately preceding the share combination. The number of shares deliverable upon settlement or vesting of restricted stock awards will be similarly adjusted, subject to our treatment of fractional shares. The number of shares reserved for issuance pursuant to these securities will be proportionately based upon the ration of the Share Combination ratio, subject to our treatment of fractional shares.

We do not currently intend to issue fractional shares in connection with the Share Combination. Therefore, we will not issue certificates evidencing fractional shares. In lieu of issuing fractions of shares, we will round down to the next whole number.

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Our shares have a par value of $0.001 per share. If the Share Combination takes effect, our outstanding shares would divide into a number of shares equal to half of the number of shares outstanding before the Share Combination. As a result, the par value of our shares will be increased by $0.001 per share to $0.002 per share. This increase in the par value of our shares requires us to adopt an amendment to our Amended and Restated Memorandum and Articles of Association, as discussed in details below and included in this Proxy Statement as Proposal No.4. If Proposal 4 is not approved by the shareholders, we will not be allowed to effect the Share Combination.

When Share Combination takes effect, we will notify the shareholders as soon as practical that the Share Combination has been effected. Upon the effectiveness of the Share Combination, each existing share certificate will be deemed to evidence ownership of the number of shares after the effect of the Share Combination.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE COMBINATION OF OUR SHARES AT A RATIO OF ONE-FOR-TWO.

APPROVAL OF AN AMENDMENT TO OUR MEMORANDUM AND ARTICLES OF ASSOCIATION

(PROPOSAL NO. 4)

We are proposing an amendment to our Amended and Restated Memorandum and Articles of Association to increase the par value of the Company’s shares from $0.001 per share to $0.002 per share (the “Amendment”). Our Board will only effect such Amendment if we receive shareholders’ approval of the Share Combination and when we implement the Share Combination.

The Board has determined that it is necessary for the Company to amend the Amended and Restated Memorandum and Articles of Association to reflect the increase in the par value of our shares resulted in by the Share Combination when it is approved and implemented.

The Amendment, if effected, would amend Clause 6.2 of our Amended and Restated Memorandum and Articles of Association, to read as follows:

“The Company is authorized to issue a maximum of 51,000,000 Shares of US$0.002 par value each, of a single class.”

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE FOLLOWING RESOLUTION:

RESOLVED AS A RESOLUTION OF SHAREHOLDERS THAT Clause 6.2 of the Company’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and be replaced with the following new Clause 6.2:

“6.2. The Company is authorized to issue a maximum of 51,000,000 Shares of US$0.002 par value each, of a single class.”

OTHER MATTERS

GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

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COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, China Ceramics Co., Ltd., c/o Jinjiang Hengda Ceramics Co., Ltd., Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

November 26, 2014	By Order of the Board of Directors,
/s/ Huang Jia Dong
Huang Jia Dong
Chief Executive Officer

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ANNUAL MEETING OF SHAREHOLDERS OF

CHINA CERAMICS CO., LTD.

December 17, 2014

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

http://www.cceramics.com

Please sign, date and mail your proxy card in the envelope provided promptly.

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PROXY

CHINA CERAMICS CO., LTD.

ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Huang Jia Dong or Hen Man Edmund, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held on December 17, 2014 at 9:15 pm China time (or 8:15 a.m. Eastern Standard Time) at the Company’s principal executive office, Junbing Industrial Area, Anhai, Jinjiang, Fujian, China, and at any adjournments thereof, and to vote the Shares the undersigned would be entitled to vote if personally present, as indicated below.

The Board of Directors recommends that you vote “FOR” each proposal.

1.	Election of Directors

☐	FOR ALL NOMINEES	¡	Huang Jia Dong
☐	WITHHOLDING AUTHORITY	¡	Su Wei Feng
	FOR ALL NOMINEES	¡	Jianwei Liu
☐	FOR ALL EXCEPT	¡	Cheng Yan Davis
	(SEE INSTRUCTIONS BELOW)	¡	Shen Cheng Liang

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you which to withhold, as shown here: •

2.	Ratification of the appointment of Crowe Horwath (HK) CPA Limited as independent auditors.

FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	Approval of a one-for-two combination of our shares.

FOR ☐	AGAINST ☐	ABSTAIN ☐

4.	Authorization of an amendment to our Amended and Restated Memorandum of Association to increase the par value of the Company’s shares from $0.001 per share to $0.002 per share.

FOR ☐	AGAINST ☐	ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The Shares represented by this proxy, when properly executed, will be voted as directed; however, abstentions will have no effect on the election of directors (Proposal 1), the approval of the share combination (Proposal 3), and the authorization of the amendment to our Amended and Restated Memorandum of Association (Proposal 4). Abstentions will be treated as being present and entitled to vote on the other items presented at the annual meeting and, therefore, will have the effect of votes against such proposals. If you return an executed copy of this proxy card and do not check a box with respect to any of the proposals set forth above, the Shares represented by this proxy card will be voted “For” the directors and “For” proposal 2.

Signature of Shareholder: _________________________ Date: ______________________, 2014

Signature of Shareholder: _________________________ Date: ______________________, 2014

Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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